                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                          Barringer Laboratories, Inc.
                     --------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                   -------------------------------------------
                         (Title of Class of Securities)


                                    068508100
                   ------------------------------------------
                                 (CUSIP Number)


                               J. Francis Lavelle
                              1175 Post Road East
                           Westport, Connecticut 06880
                                 (203) 227-2454
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 5, 2000
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the Statement [ ].


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---------------------------                     -------------------------------
   CUSIP No. 068508100              13D                Page 2 of 5 Pages
---------------------------                     -------------------------------



--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                    J. Francis Lavelle

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|

                                                                     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION        United States

--------------------------------------------------------------------------------
  Number of         7    SOLE VOTING POWER                   2,397,566
   Shares
                    ------------------------------------------------------------
 Beneficially       8    SHARED VOTING POWER                 -0-
  Owned by
                    ------------------------------------------------------------
Each Reporting      9    SOLE DISPOSITIVE POWER              2,397,566

                    ------------------------------------------------------------
  Person With       10   SHARED DISPOSITIVE POWER            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,397,566
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                      IN

--------------------------------------------------------------------------------



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---------------------------                     -------------------------------
   CUSIP No. 068508100              13D                Page 3 of 5 Pages
---------------------------                     -------------------------------


     This Amendment No. 2 amends and supplements the Statement on Schedule 13D, originally filed with the Securities and Exchange Commission on May 13, 1998 and amended by Amendment No. 1 filed on March 9, 2000 (the "Schedule 13D"), by J. Francis Lavelle. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety as follows:

     (a) As of the close of business on April 5, 2000, the Reporting Person beneficially owned 2,397,566 Shares representing approximately 14.6% of such class of stock, based upon 16,803,180 Shares outstanding as of April 5, 2000 (as indicated by the Issuer).

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---------------------------                     -------------------------------
   CUSIP No. 068508100              13D                Page 4 of 5 Pages
---------------------------                     -------------------------------


This amount includes 50,469 Shares that the Reporting Person has the right to acquire upon exercise of the warrants described in Item 6 of the Schedule 13D.

     (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,397,566 Shares that he beneficially owns. Upon exercise of the warrants described in Item 6 of the
Schedule 13D, the Reporting Person will have sole power to vote or to direct the vote or to dispose or to direct the disposition of the other 50,469 Shares that he beneficially owns.

     (c) On or around March 29, 2000, the Issuer converted pursuant to the terms thereof $60,000 in aggregate principal amount of convertible notes that it had previously issued to the Reporting Person into an aggregate of 1,000,000 Shares. In addition, the following table sets forth all other transactions with respect to Shares effected during the past sixty days through the close of business on April 5, 2000 by the Reporting Person. All such transactions set forth below were market sales effected in the over-the-counter market.

                   Purchase (P)    Price Per     Number of
Trade Date         or Sale (S)     Share ($)      Shares
----------         -----------     ---------     ---------
3/17/00                S             1.5625          3,500
3/17/00                S             1.5625          6,000
3/17/00                S             1.5000          8,200
3/20/00                S             1.6250            200
3/20/00                S             2.0625            300
3/20/00                S             1.8750          1,000
3/20/00                S             1.8750          1,400
3/20/00                S             2.0000          1,500
3/20/00                S             1.8125          3,300
3/20/00                S             1.6250          9,800
3/20/00                S             1.7500            100
3/20/00                S             1.6875            100
3/20/00                S             1.7500            500
3/20/00                S             1.6875            500
3/20/00                S             1.6875            500
3/20/00                S             1.6875          1,000
3/20/00                S             1.6875          1,000
3/20/00                S             1.6875          1,500
3/20/00                S             1.6875          2,300
3/21/00                S             1.6562            200
3/21/00                S             1.6562          1,000
3/21/00                S             1.6522          2,100
3/21/00                S             1.6875          2,330
3/21/00                S             1.7500          4,000
3/21/00                S             1.7500          4,945
3/21/00                S             1.7500         10,725
4/05/00                S             1.1562            200
4/05/00                S             1.1250            500
4/05/00                S             1.0937            500
4/05/00                S             1.0625            500
4/05/00                S             1.0937          2,000
4/05/00                S             1.0625            500
4/05/00                S             1.0625            500
4/05/00                S             1.0625          3,900

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which the Reporting Person may be deemed to beneficially own.

     (e) Not applicable.



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   CUSIP No. 068508100              13D                Page 5 of 5 Pages
---------------------------                     -------------------------------



                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 6, 2000


                                                 /s/ J. Francis Lavelle
                                             ----------------------------------
                                                     J. Francis Lavelle